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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                           -------------------------

                         INLAND STEEL INDUSTRIES, INC.
                                (Name of Issuer)

                         INLAND STEEL INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK ($1.00 PAR VALUE)
                         (Title of Class of Securities)

                                  457472 10 8
                     (CUSIP Number of Class of Securities)

                             George A. Ranney, Jr.
                       Vice President and General Counsel
                         Inland Steel Industries, Inc.
                             30 West Monroe Street
                            Chicago, Illinois 60603
                                 (312) 346-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                  on Behalf of the Person(s) Filing Statement)
                           -------------------------

                                    Copy to:

                               Philip J. Niehoff
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600
                           -------------------------

                                 JULY 20, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                           -------------------------

                           CALCULATION OF FILING FEE

           Transaction Valuation*                          Amount of Filing Fee
           ----------------------                          --------------------
                $867,000,000                                     $173,400

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*   Calculated solely for purposes of determining the filing fee, based upon the purchase of 25,500,000 shares at the maximum tender offer price per share of $34.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                    Filing Party: N/A
Form or Registration No.: N/A                  Date Filed: N/A

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

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Inland Steel Industries, Inc., a Delaware corporation (the "Company"), to purchase up to 25,500,000 shares of its common stock ($1.00 par value) (the "Shares") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 25, 1997, between the Company and Harris Trust and Savings Bank, as the Rights Agent) at a price, net to the seller in cash, not greater than $34.00 nor less than $30.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of such documents are filed as Exhibits
(a)(1) and (a)(2), respectively, to this Statement. Tenders of Shares pursuant to the Offer will include a tender of the associated Rights and no separate consideration will be paid for such Rights.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Inland Steel Industries, Inc., a Delaware corporation. The address of its principal executive offices is Inland Steel Industries, Inc., 30 West Monroe Street, Chicago, Illinois 60603.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and "Section 8. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 11. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Section 9. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 11. Source and Amount of Funds" and "Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 9. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 17. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 12. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth in Exhibit 99.1 to the Company's Current Report on Form 8-K, dated July 16, 1998, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 14. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a) A list of exhibits filed with this Statement is set forth on the Index to Exhibits immediately following the signature page of this Statement and is incorporated herein by reference.

     (b)-(f) Not applicable.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          INLAND STEEL INDUSTRIES, INC.


                                          By:       /s/ JAY M. GRATZ
                                             -----------------------------------
                                             Jay M. Gratz
                                             Vice President and Chief Financial
                                               Officer
Dated: July 20, 1998

                                        3
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                               INDEX TO EXHIBITS

 ITEM                              DESCRIPTION                             PAGE
 ----                              -----------                             ----
(a)(1)     Form of Offer to Purchase dated July 20, 1998...............
(a)(2)     Form of Letter of Transmittal...............................
(a)(3)     Form of Notice of Guaranteed Delivery.......................
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees................................
(a)(5)     Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees........
(a)(6)     Form of Letter to Stockholders dated July 20, 1998, from the
           Chairman, President and Chief Executive Officer of the
           Company.....................................................
(a)(7)     Form of Letter from LaSalle National Bank, as ESOP Trustee
           ("LaSalle"), to participants in the Inland Steel Industries
           Thrift Plan, the Inland Steel Company Savings Plan and the
           Ryerson Tull Savings Plan, including the form of Direction
           Form to LaSalle from participants in such plans and the form of Questions and Answers for plan participants about the
           Inland Steel Industries, Inc. tender offer..................
(a)(8)     Form of Letter from Morgan Stanley Dean Witter, as Option
           Exercise/Tender Agent, to stock option holders, including
           the form of Option Exercise/Tender Instruction Form from
           Morgan Stanley Dean Witter to such stock option holders, the form of Letter from Stig L. Rahm of Morgan Stanley Dean
           Witter to stock option holders and the form of Questions and
           Answers for plan participants about the Inland Steel
           Industries, Inc. tender offer...............................
(a)(9)     Summary Advertisement dated July 20, 1998...................
(a)(10)    Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9...............................
(a)(11)    Press Release issued by the Company dated July 20, 1998.....      *
(g)(1)     Exhibit 99.1 to the Company's Current Report on Form 8-K,         -
           dated July 16, 1998 (incorporated herein by reference from the Company's Form 8-K filed with the Commission on July 20,
           1998)

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* To be filed by amendment.
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